                                                                    EXHIBIT 99.2

                          HEALTHCARE TECHNOLOGIES LTD.
                               32 HASHAHAM STREET
                           PETACH TIKVA 49170, ISRAEL.

             PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 4, 2007

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints each of Eran Rotem, Israel Amir and Moshe
Reuveni, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Extraordinary General Meeting of Shareholders of Healthcare Technologies Ltd. (the "COMPANY") to be held on Tuesday, December
4, 2007 at 4:00 p.m. (local time) at the offices of Yigal Arnon & Co., 1
Azrieli Center, Round Tower, 47th Floor, Tel Aviv, Israel (Telephone:
+972-3-608-7726, Facsimile: +972-3-608-7714) and at all adjournments or postponements thereof (the "EXTRAORDINARY GENERAL MEETING"), all Ordinary Shares
of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

     The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side.

     The undersigned hereby acknowledges receipt of the Notice of the
Extraordinary General Meeting, the Proxy Statement dated August 16, 2007 and the
Supplement thereto accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

      PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

                (Continued and to be signed on the reverse side)

       THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

PROPOSAL:
TO APPROVE THE PLAN OF ARRANGEMENT AND THE TRANSACTIONS
CONTEMPLATED THEREBY, BETWEEN THE COMPANY AND THE COMPANY'S
SHAREHOLDERS, PURSUANT TO WHICH THE ASSET PURCHASE                FOR   AGAINST  ABSTAIN
AGREEMENT, DATED JANUARY 16, 2007, AS AMENDED, BETWEEN THE
COMPANY, GAMIDA FOR LIFE B.V., NEXGEN BIOFUELS, INC. AND MAC      [_]     [_]      [_]
BIOVENTURES, INC., AND THE TRANSACTIONS CONTEMPLATED
THEREBY, INCLUDING THE ELECTION OF DIRECTORS OF THE COMPANY,
SHALL BE APPROVED.

                       Please indicate whether or not you
THIS NOTICE IS VERY    have a PERSONAL INTEREST (as defined
   IMPORTANT!          below) in the above proposal by                    YES      NO
PLEASE READ THE        marking an "X" in the appropriate
DEFINITION BELOW       box (YES/NO). IF AN X IS NOT MARKED     PERSONAL
PRIOR TO FILLING       IN EITHER COLUMN, YOUR VOTE IN          INTEREST   [_]      [_]
OUT THIS SECTION.      RESPECT OF THIS PROPOSAL WILL
                       BE DISQUALIFIED.

Under the Israeli Companies Law - 1999, a "PERSONAL INTEREST" is defined as: (1)
a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, BUT (2) EXCLUDES A
PERSONAL INTEREST ARISING SOLELY FROM THE FACT OF HOLDING SHARES IN THE COMPANY
OR IN A BODY CORPORATE.

----------------------------------            ----------------------------------
Signature of Shareholder                      Date

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. When
shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.